Exhibit 6.1

THIRD PARTY PLATFORM SAAS ORDER FORM

Customer:	Contact:	Umber Bawa
Website: rabbleworks.com	Phone:	+1 970.231.8557
Address: 154 Grand Street, New York, New York, 10013	E-Mail:	u@rabbleworks.com
Subscription Fees: $2000.00 per month (the “Monthly Fee” for the purpose for the TOS) is payable in advance, subject to the terms of Section 4 of the Platform Agreement. The applicable transaction and other fees found at http://synapsepay.com/pricing or in the TOS are payable when incurred.

Services: White label API with real-time ledger entries, user compliance / KYC checks and fund settlement infrastructure as further detailed in Section 3 of the Platform Agreement (the “Services”).

Initial Service Term: One Year after Pilot Period

Service Plan & Features: X Premium

Features and plan specific transaction pricing may be found at http://synapsepay.com/pricing according to the Flow of Funds and Customer Identification Program approved contemporaneously with this Platform Agreement.

Initial Reserve Amount: $5000.00 to be deposited prior to first transaction created

Pilot Use: In connection with such pilot/evaluation use, Customer may terminate this Agreement and all of its rights hereunder by providing SynapsePay written notice thereof within the first sixty (60) days of the Pilot Period; otherwise, this Platform Agreement shall continue in effect for the Initial Service Term (subject to earlier termination as provided in the Agreement).

Pilot Period: 60 days

THIRD PARTY PLATFORM AGREEMENT

This Third Party Platform Agreement (“Platform Agreement”) is entered into as of the date noted below (the “Effective Date”) between Synapse Payments, LLC with a place of business at 6745 Lenox Center Ct., Memphis, Tennessee 38115 (“Company” or “SynapsePay”), and the Customer listed above (“Third Party Platform”, “Platform” or “you”). This Platform Agreement includes and incorporates the above Order Form, the TOS (as defined below) and the attached software as a service Terms and Conditions including, among other things, warranty disclaimers, liability limitations and use limitations. You acknowledge you have read and agree to the TOS. There shall be no force or effect to any different terms of any related order form or similar form even if signed by the parties after the date hereof.

Synapse Payments, LLC:		Customer / Third Party Platform:

By:	/s/ Sankaet Pathak	By:	/s/ Umber Bawa
Name: Sankaet Pathak		Name:	Umber Bawa
Title: Founder		Title:	CEO
Date: April 1, 2016

SaaS Terms and Conditions

1.	SynapsePay Third Party Platform Agreement

This Platform Agreement is between the legal entity (including sole proprietors) that you identified on the Order Form and registration page for your User Account and SynapsePay. The products and services that you provide through the Platform, regardless of whether or not fees are charged, are referred to in this Platform Agreement as “Platform Services.” This Platform Agreement also governs how Platforms may manage users’ SynapsePay User Accounts. Management of User Accounts includes use and administration of User data created, revealed, provided by or originating from SynapsePay for a User Account including, but not limited to information relating to a User’s identity, KYC and AML compliance file, bank and Service transaction history or other risk / compliance related information (“Data” or “User Data”) and initiating Activity. As used in this Platform Agreement, any action submitted using the SynapsePay API’s or other methods (widgets, i- frames, etc.) on behalf of a User Account is referred to as “Activity,” which includes initiating debits/credits or refunds, handling disputes or returns, chargebacks, reversals and other features available through SynapsePay API’s.

You represent to SynapsePay that all of the information you provided to us is accurate and complete, that you are authorized to agree to this Platform Agreement on behalf of the Platform. You agree to the terms and conditions of this Platform Agreement, and to the SynapsePay TOS. This Platform Agreement and any exhibits, appendices, addenda, schedules, and amendments hereto, encompasses the entire agreement of the parties, and supersedes all previous understandings and agreements between the parties, whether oral or written. You agree you have not relied on any representations, assertion, guarantee, warranty, collateral contract or other assurance outside of this Platform Agreement and you waive all rights and remedies, at law or in equity, arising such reliance. Please read them carefully, as both your use of the SynapsePay System and your treatment of User Accounts and Platform are subject to your acceptance of these terms and conditions.

2.	Relationship to Other Agreements

By using SynapsePay API’s, including the SynapsePay System, you expressly agree to abide by the terms and conditions of this Platform Agreement, the User Agreement and Terms of Service found at https://synapsepay.com/legal/ (the “TOS”), and to any updates or modifications to either of those documents that may occasionally be made by SynapsePay. The SynapsePay TOS is a three-party agreement between you, SynapsePay, and SynapsePay’s Financial Institution

Partner(s) (as defined in the TOS), and is incorporated by reference into this Platform Agreement. This Platform Agreement contains additional terms and conditions relating to your use of the features of our System made available to Third Party Platforms. To the extent that there is a conflict between the TOS and this Platform Agreement related to your use of SynapsePay API’s, this Platform Agreement will prevail. Nothing in this Platform Agreement alters the terms and conditions of the SynapsePay TOS as between you and the Financial Institutional Partner(s). Any capitalized terms that are used but not defined in this Platform Agreement are defined in the TOS.

THE TOS CONTAINS PROVISIONS RELATING TO INDEMNIFICATION, YOUR LIABILITY, LIMITATION OF OUR LIABILITY, BINDING ARBITRATION, CHOICE OF LAW, NOTICES, WARRANTIES, DISCLAIMERS AND OTHER PROVISIONS, WHICH AFFECT YOUR LEGAL RIGHTS AND MAY BE ENFORCED BY THE PARTIES. YOU SHOULD READ THE TOS CAREFULLY PRIOR TO PROCEEDING.

3.	Third Party Platform Specific Products & Services

In addition to the System products and services detailed in the TOS, SynapsePay makes available to Third Party Platforms the following products and services:

a)	White Label API’s

Third Party Platforms may utilize our System API’s under a “white label” to control the branding, the user interface and interaction with Users. You may create, edit and manage Users and their Activity on the System as further detailed below. Under this program, we strive to provide a completely white labeled experience in which SynapsePay will not independently market or interact with your Users you create unless the User separately utilizes our dashboard or System outside of your Platform, a dispute arises, for security or regulatory reasons or as necessary to provide the Services promised to you. Except for Monthly Fees provided in the Order Form, the Transaction Fees and other Fees for the products and services in this section shall be set in the Section 7 (Fees) of the TOS.

b)	KYC / AML Program

As a Platform, SynapsePay may provide you with know your customer (“KYC”) and anti-money laundering (“AML”) services for the User Accounts created on your platform to help you with your regulatory and compliance burdens (the “KYC Platform”).

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i.	KYC Platform Use

You may use the KYC Platform in the normal course of business to (i) verify the accuracy of information submitted by Users or User Accounts and (ii) identify potential money laundering activity. No license or right to use, reproduce, translate, rearrange, modify, enhance, display, resell, lease, sublicense or otherwise distribute, transfer of dispose of the KYC Platform, in whole or in part, is granted except as expressly provided by this Section (b).

The KYC Platform is not intended to replace a credit report or “consumer report.” You promise and warrant that you will not use the KYC Platform in a way that violates: (a) the Fair Credit Reporting Act, 15 U.S.C. § 1681, et seq. (“FCRA”); (b) the Gramm-Leach-Bliley Act, 15 U.S.C. § 6801, et seq. (“GLBA”), (c) the Driver's Privacy Protection Act, 18 U.S.C. § 2721, et. seq. (“DPPA”) and similar and/or associated state laws and regulations governing the use and disclosure of drivers’ license information; or (d) any other federal, state or local statute, regulation, rule or other governmental mandate (collectively, the “KYC Applicable Laws”).

You understand that SynapsePay is not a consumer- reporting agency (“Consumer Reporting Agency”) as defined by the FCRA. Further, you agree that you will not use the KYC Platform for any purposes enumerated in the FCRA in lieu of obtaining a “Consumer Report” (as that term is defined in the FCRA) or for any other purpose which violates this Platform Agreement.

You promise and warrant (1) your use of the KYC Platform does not violate any agreement or obligation between User and any third party or Applicable Law and

(2) neither any information delivered by User to SynapsePay nor your Use of this KYC Platform will infringe on any proprietary rights held by any third party or constitute a violation of any KYC Applicable Laws.

ii.	Your Responsibility

You understand and agree that: (i) you are responsible for the accuracy and validity of all information provided to us; (ii) your failure to provide accurate and valid information may result in incorrect identification or analysis by the KYC Platform; (iii) you are responsible for meeting your regulatory obligations, including but not limited making any necessary KYC or AML filings; (iv) you shall only provide access to the KYC Platform to those employees or providers who have a need to know and only to the extent necessary to meet your regulatory obligations and (iv) you understand that we cannot disclose if a suspicious activity report was filed with FinCEN or similar report to regulators.

iii.	KYC Platform Fees

Upon you looking up a User on the KYC Platform, you authorize us to debit the KYC Platform fees found at http://synapsepay.com/pricing (the “KYC Platform Fees”) from your User Account, Reserve Account or the linked bank account(s).

c)	Technical Support

Subject to the terms hereof, SynapsePay will provide you with reasonable technical support services including any implementation services and priority support, if applicable on weekdays during the hours of 9:00 am through 5:00 pm Pacific time, with the exclusion of Federal Holidays or other bank holidays (“Support Hours”).

You may initiate a helpdesk ticket at any time by emailing help@synapsepay.com or creating a ticket at SynapsePay.com. SynapsePay will use commercially reasonable efforts to respond to all Helpdesk tickets within one (1) business day for critical issues (e.g. users creation, virtual document or physical document verification, and transaction creation API endpoints are not working or are significantly impaired). Non-critical issues and feature request will be responded to within a commercially reasonable amount of time depending on the nature of the request at Company’s discretion. You may view and subscribe to updates of the status of our API Services and bank login features by visiting http://status.synapsepay.com/.

4.	Fees and Reserves

a)	Generally

In addition to those fees relating to transactions, you shall pay SynapsePay the then applicable fees described in the Order Form for the Services in accordance with the terms therein. SynapsePay reserves the right to change the Monthly Fees or applicable charges and to institute new charges and Fees at the end of the Initial Service Term or then-current renewal term, upon thirty (30) days prior notice to you (which may be sent by email in accordance with Section 26 (Consent to Electronic Transactions and Disclosures) of the TOS. If you believe that SynapsePay has billed you incorrectly, you must contact SynapsePay no later than 60 days after the closing date on the first billing statement in which the error or problem appeared, in order to receive an adjustment or credit. Inquiries should be directed to help@synapsepay.com.

b)	Billing

You will be billed for your Monthly Fees and other fees noted in the Order Form through auto-draft from your attached bank accounts and if necessary your User Account or Reserve Account. Monthly Fees shall be billed in advance on or before the fifth (5th) day of each

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month or closets business day or as notified otherwise by Company. You authorize us to debit the bank account(s) and/or other nodes attached to your User account for such fees, debts and any other amounts liabilities incurred under this Platform Agreement or TOS. Unpaid amounts are subject to a finance charge of 1.5% per month on any outstanding balance, or the maximum permitted by law, whichever is lower, plus all expenses of collection and may result in immediate termination of Service. You shall be responsible for all taxes associated with Services other than U.S. taxes based on SynapsePay’s net income.

c)	Reserves

Prior to utilizing the Services, Customer shall deposit the initial reserve amount as detailed in the Order Form (“Reserve Amount”), if any, into a Reserve Account (as defined in the TOS) with SynapsePay to protect SynapsePay and our Financial Institution(s) against damages and loss under this Platform Agreement or TOS. Customer shall maintain funds equal to at least the Reserve Amount in the Reserve Account at all times and shall replenish the Reserve Account no later than the next business day after the account balance drops below the Reserve Amount and, if not replenished, Customer acknowledges SynapsePay and Financial Institution may fund the Reserve Account and/or setoff/recoup losses as further detailed in the TOS.

5.	Platform Conduct

As further detailed in the TOS and Platform Expectations, when utilizing the API’s, the Platform shall:

a)       Create a safe User experience by maintaining secure connections and securely transmitting information;

b)       Protect User Data to the highest possible degree and responsibly manage User Data by encrypting access credentials (eg. oauth_key, refresh_token and fingerprints), securely storing only the User Data necessary for your Platform to prohibit unauthorized access from outside parties and maintaining proper internal controls for your employees;

c)       Never abuse privacy by only using data provided by us or the User for compliance, risk or other services the User has authorized;

d)       Create a positive User experience by ensuring the User understands the transactions authorized on your Platform by implementing a User interface that clearly states the (i) bank account or node to be debited/credited;

(ii)       the amount, timing and frequency of when transactions will occur; and (iii) how to modify or cancel a pending transactions);

e)        Do not create, generate, or distribute spam; and

f)       Accurately and responsibly, identify your service to Users on your Platform and in your terms of service.

6.	Platform Expectations

a)       Your use of the API’s and data will comply with all applicable local and national laws, rules and regulations, in additions to guidelines in this Agreement.

b)       You must not take any action to sell, distribute or utilize User Data for ad sales or advertising of any kind utilizing contact information not independently developed by you or exposed in the API’s or otherwise.

c)       Data stored will always be held in a secure manner. User Data will never be made publicly downloadable or accessible to any third party.

d)       User’s account and routing numbers, bank login credentials, security and identity related questions and answers shall transmitted to SynapsePay and not be stored unless previously approved in writing by Company.

e)       Any integrated pages utilizing SynapsePay’s API’s will be served over HTTPS secure connections and maintain a grade of an “A” or better from SSL Labs.

f)       You must not give your API’s key or code to any third party for any reason.

g)       All data from SynapsePay must be streamed, not stored.

h)       Any remaining information regarding User Data must be immediately removed and deleted in the event the User disconnects from your service or the SynapsePay service or is no longer necessary for you to perform your Platform Services. If the User removes access information and User history as it relates to SynapsePay, this should also be removed. Notwithstanding above, Platform may maintain only the User Data necessary for risk or regulatory purposes, transaction history associated with your Platform or other User Data if the User has otherwise authorized your continued use.

i)       You must obtain affirmative consent from the User who provided the Data before using it for any purpose other than displaying it back to that User on your application and/or website.

j)       Your application or service may not misrepresent or falsify the identity of any SynapsePay User, or SynapsePay directly at any time.

k)       Your application must publish a privacy policy that obtains explicit consent to collect, use and share with us the data necessary to use our System or optionally provided to us.

l)       You must not collect or distribute User information on behalf of SynapsePay.

m)       Within your agreement between you and Users to use your Platform, (i) you must clearly present each end User registered using our System with the full

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SynapsePay TOS and our Privacy Policy; (ii) the end User must accept our TOS and Privacy Policy and any amendments thereto; and (iii) you must note your Platform is not directly supported by, endorsed or certified by Company and Company gives no warranties and makes no claims about your Platform.

n)       With use of the System, you must accurately represent your service. You must not lead a User to believe your service is something other than its true identity and purpose. This includes, but is not limited to your application(s) name(s).

7.	Account Creation

As part of the System, you may create User Accounts on behalf of your customers. To create a User Account, you must collect and provide SynapsePay the information pertaining to the identity of the User and the information of the User’s bank account as further detailed herein. Prior to creating a User Account, you must obtain authorization to debit and credit from the prospective Users’ User Account and bank account on behalf of yourself, SynapsePay and our Financial Institution Partner. Your agreement with the User should clearly provide this authorization and explain the services our System and your Platform will provide.

8.	Designation of Senders and Receivers

As part of the System, SynapsePay will provide you with the ability to designate third-party Senders whom you may debit funds and Receivers whom you may credit funds associated with such User Account by supplying certain required information. You are solely responsible for determining the accuracy and completeness of any debit and credit instructions that you provide to us using the System.

9.	Verified Information

By designating a Sender of Funds or Receiver of funds, you represent and warrant to us that:

a)       You have verified the identity of the Sender or Receiver and the accuracy of the payment details associated with such Sender or Receiver, including the User’s bank details;

b)       The funds transferred are not associated with any unlawful transaction or activity by you, the Sender or the Receiver, including, but not limited to the prohibited activities in Section 6(b) (User Conduct) of the TOS;

c)       You have a contract that obligates you to pay the funds to the Receiver (if a third party); and

d)       The payment of funds is directly related to a transaction that you processed using the System. For example, you may use the SynapsePay API’s to accept payment for services you rendered or pay out wholesale suppliers of goods or a subcontractor of the products or services that you sell using the System.

10.	Appointment as Agent

You hereby appoint us as your agent to store, credit and debit funds for your Users or yourself using our System as further detailed in the TOS.

11.	Liability and Indemnification

In addition to the liability associated with your User Account detailed in the TOS, you are responsible for any Activity initiated by you, on your behalf, on your Platform or using access credentials of any User Account created on your Platform either through the SynapsePay dashboard or through your Platform and the APIs. This liability includes, but is not limited to liability for fee and expense noted in Section 7 (Fees) of the TOS, reversals and Reversal Liability, and includes liability for claims, fines, fees, penalties and other liability arising out of or relating to your use of the System and your breach of this Platform Agreement or TOS. Likewise, if SynapsePay, the Financial Institution Partner(s) or a User incurs any losses based on unauthorized Activity initiated by you, your employees or your agents (other than SynapsePay and/or the Financial Institution Partner(s)), you will be immediately financially liable for such losses and you shall immediately remit amounts due to us.

You are responsible and liable for selecting and implementing security controls that are appropriate for your business. Additionally, you are responsible and liable for implementing an interface for Users on your Platform that clearly states the (i) bank account or node to be debited/credited; (ii) the amount, timing and frequency of when transactions will occur; and (iii) how to modify or cancel a pending transactions. If you are found liable for Reversal Liability for insufficient security controls, unclear user interface or otherwise under this Platform Agreement, you understand that we may take such actions on your User Account, Reserve Account and linked bank account as detailed in Section 7(c) (Reversals and Fees) of the TOS.

While you may agree otherwise with a User, you are still jointly and severally financially liable to SynapsePay under this section and the TOS. SynapsePay will generally consider Users liable for the Reversal Liability unless the Reversal Liability arises out of your use of the System including, but not limited to security flaws, ambiguous user interface, duplicate transactions, systematic reversals from your Users or other issues arising out of your use; provided, however, SynapsePay has sole discretion to determine who is liable and when to begin collection efforts.

SynapsePay will have the final decision-making authority with respect to claims, including without limitation claims

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for refunds for purchased items that are filed with SynapsePay by you or your customers as further detailed in Section 11 (Disputes) of the TOS.

Without limiting the foregoing or the TOS, you agree to defend, indemnify and hold harmless SynapsePay, Financial Institution Partner and their respective officers, directors, employees, agents and suppliers (collectively “Disclaiming Entities”) from and against any claim, suit, demand, loss, liability, damage, action, proceeding or suits and related liabilities, damages, settlements, penalties, fines, costs or expenses (including reasonable attorneys' fees and other litigation expenses) arising out of or relating to (i) your breach of any provision of this Platform Agreement or TOS; (ii) your use of the System, including without limitation any returns / reversals and the associated fees relating to your Users or transactions;

(iii)       your violation of any laws and regulations including, but not limited to those relating to (A) money transmission, storage or currency exchange and FinCen or state money transmission regulators and (B) marketing, selling or exchanging securities or commodities and the Securities and Exchange Commission, Commodity Future Trading Commission, state regulators or (C) any of international regulators; (iv) your negligent or reckless act or omission or willful misconduct of your employees, contractors, or agents; and (v) all third-party indemnity obligations we incur as a direct or indirect result of your acts or omissions.

If you are liable for any amounts owed to SynapsePay, you authorize us to debit your User Account, Reserve Account, linked bank account(s) or take any other legal action to recover funds owed to us as further detailed in the TOS, including, but not limited to those actions associated with Reversal Liability.

12.	API Use

a)       Subject to the license granted in Section 5 of the TOS, the API’s and Third Party Platform related dashboard functions are solely for commercial use for your website and/or application and you may not use it for any personal, family, household purposes. Such license is limited to be used solely for your website or application and not repackaged or resold by Customer as Customer’s own white label API or software. Customer is not granted a license or right to use, reproduce, translate, rearrange, modify, enhance, display, resell, lease, sublicense or otherwise distribute, transfer of dispose of the API or Services, in whole or in part, to be separately provided by Customer on a white label basis to Customer’s users.

b)       You will not, directly or indirectly: reverse engineer, decompile, disassemble or otherwise attempt to discover the source code, object code or underlying structure, ideas, know-how or algorithms relevant to the Services or any software, documentation or data related to the Services or API; modify, translate, or create derivative works based on the Services or the API (except to the extent expressly permitted by SynapsePay or authorized within the TOS); use the Services or API for timesharing or service bureau purposes or otherwise for the benefit of a third; or remove any proprietary notices or labels.

c)       Further, you may not remove or export from the United States or allow the export or re-export of the Services, API or anything related thereto, or any direct product thereof in violation of any restrictions, laws or regulations of the United States Department of Commerce, the United States Department of Treasury Office of Foreign Assets Control, or any other United States or foreign agency or authority. As defined in FAR section 2.101, the API and documentation are “commercial items” and according to DFAR section 252.227-7014(a)(1) and (5) are deemed to be “commercial computer software” and “commercial computer software documentation.” Consistent with DFAR section 227.7202 and FAR section 12.212, any use modification, reproduction, release, performance, display, or disclosure of such commercial software or commercial software documentation by the U.S. Government will be governed solely by the terms of this Platform Agreement and will be prohibited except to the extent expressly permitted by the terms of this Platform Agreement.

d)       SynapsePay is still evolving, and we need the flexibility to occasionally make changes to our APIs, including backwards incompatible ones. We will try to give notice of these changes, but you should check our documentation for updates. Also, parts of our API are undocumented, including certain methods, events, and properties. Given that these undocumented aspects of our API may change at any time, you should not rely on these behaviors.

13.	Powered by SynapsePay

Upon request, Third Party Platform shall insert “Powered by SynapsePay”, SynapsePay’s logo, mark and/or similar verbiage as provided by SynapsePay into its payment flow for Users. For more details on permitted use and usage guideline on SynapsePay Marks, see Section 5(b) (Trademarks) of the TOS.

14.	Taxes and Reporting

As between you and us, unless we otherwise agree with you in writing or are otherwise required to do so by law, you are solely responsible for the filing of any tax disclosure forms associated with your payment of funds to the Receiver (e.g., 1099 forms). You will indemnify and hold SynapsePay harmless from any fines, penalties, or claims of any kind that result from your failure to do so.

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15.	Identification and Underwriting of Senders and Receivers

You will take steps necessary to reasonably verify the legal name and identity of any Sender or Receiver you designate, and you will submit the verified name of each Sender and Receiver to us. Such steps may include, for example, verifying a government issued identity from the Sender or Receiver, matching the recipient’s identity against reliable third-party databases, using our KYC Platform and/or other methods that you reasonably believe will ensure that the identity of the Receiver that you provide us is accurate. If we request it, you will promptly provide documentation of Sender or Receiver identification or your methods of determining identity, and otherwise cooperate with us reasonably so that may understand the identity of each Sender or Receiver as further detailed in Section 6(a) (User Identity) of the TOS. We reserve the right to change the identification required for Sender or Receivers upon notice to you.

SynapsePay may require that you establish certain criteria for accepting User Accounts consistent with both SynapsePay’s and the Financial Institution Partner’s programs for underwriting User Accounts (“Underwriting Policies”). SynapsePay and the Financial Institution Partners will have ultimate discretion regarding its underwriting and risk decisions including, without limitation, any decision of whether or not to provide SynapsePay System to any User Account including your User Account. SynapsePay reserves the right to suspend or terminate provision of System to any User Account at any time if (a) SynapsePay determines that the User Account’s activities violate SynapsePay’s underwriting policies, this Platform Agreement, the TOS, or applicable law; (b) a User Account is engaged in activities listed on the prohibited activities list in Section 6(b) (User Conduct) of the TOS; or (c) such activity otherwise reflects negatively on SynapsePay’s or the Financial Institution Partner’s brand or reputation.

To the extent that you become aware of a User Account being engaged in any suspicious, illegal, deceptive or fraudulent activity, you agree to promptly notify SynapsePay. Likewise, SynapsePay will use commercially reasonable efforts to promptly terminate or suspend any such User Accounts once notified by you.

16.	Term and Survival

a)       Subject to earlier termination as provided below, this Platform Agreement is for the Initial Service Term as specified in the Order Form, and shall be automatically renewed for additional periods of the same duration as the Initial Service Term (collectively, the “Term”), unless either party requests termination at least thirty (30) days prior to the end of the then-current term.

b)       Additionally, either party may terminate this Platform Agreement in the event:

(i)       the other party’s material breach that remains not cured and continues for a period of (A) in the case of a failure involving the payment of any undisputed amount due hereunder, fifteen (15) days and (B) in the case of any other failure, thirty (30) days after the non- performing party receives notice from the terminating party specifying such failure;

(ii)      any statement, representation or warranty of the other party is untrue or misleading in any material respect or omits material information;

(iii)     the other party (A) voluntarily or involuntarily is subject to bankruptcy proceedings, (B) applies for or consents to appointment of a receiver, trustee, custodian, sequestrator, or similar official, (C) makes a general assignment to creditors, (D) commences winding down or liquidation of its business affairs or (E) otherwise takes corporate action for the purpose of effecting any of the foregoing;

(iv)      if any change to, enactment of, or change in interpretation or enforcement of any law occurs that would have a material adverse effect upon a party’s ability to perform its obligations under this Platform Agreement or a party’s costs/revenues with respect to the services under this Platform Agreement;

(v)       upon direction to a party from any regulatory authority or National Automated Clearing House Association to cease or materially limit the exercise or performance of such party’s rights or obligations under this Platform Agreement;

(vi)      if there shall have occurred a material adverse change in the financial condition of the other party; or

(vii)     upon a force majeure event that materially prevents or impedes a party from performing its obligations hereunder for a period of more than ten (10) business days.

Notwithstanding this Section (b), in the event the Financial Institutional Partners or SynapsePay terminates the TOS, this Platform Agreement will terminate immediately subject to the notice provisions found in the TOS.

c)       Customer may terminate this Platform Agreement upon thirty (30) days’ notice to SynapsePay in the event the TOS or Privacy Policy to which you or your end Users are a party (the “SynapsePay Agreements”) are modified, if such modifications have a material adverse effect on Customer’s Services, Customer or Customer’s end users. Upon such termination, no termination fee, early termination fee or similar charge shall be imposed,

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and you shall be released from any recurring Monthly Fees due for services on or after the earliest effective date of the Modifications, other than transition or other services requested by you and actually provided by us. You will pay in full for the Services up to and including the last day on which the Services are provided prior to termination of this Platform Agreement.

d)       In addition to the termination provisions found in this Platform Agreement and TOS, Company may terminate this Agreement at any time upon providing notice to Customer in the event Customer or its Users are in violation of the TOS or Company believes in its sole discretion Customer or its Users are a threat to the Financial Institutional Partner or SynapsePay.

e)       Subject to the restrictions and other provisions of Section 6 (Platform Expectations), upon any termination, Company will make all User Data available to Customer for electronic retrieval for a period of thirty (30) days, but thereafter Company may, but is not obligated to, delete or provide Customer access to stored Customer Data.

f)       In addition to any provision that is reasonably necessary to accomplish or enforce the purpose of this Platform Agreement, those terms surviving in the TOS and those terms relating to fees and liability, the following sections shall survive the termination of this Platform Agreement, Section 4 (Fees and Reserves), Section 11 (Liability and Indemnification), Section 14 (Taxes and Reporting), 15 (Identification and Underwriting of Senders and Receivers), Section 16 (Term and Survival) and Section 17 (General) shall survive the termination of this Platform Agreement and TOS.

17.	General

If any provision of this Platform Agreement is found to be unenforceable or invalid, that provision will be limited or eliminated to the minimum extent necessary so that this Platform Agreement will otherwise remain in full force and effect and enforceable. This Platform Agreement is subject to the assignment provisions found in the TOS and Services herein are subject to the indemnity, limitation of liability, warranty and disclaimer provisions found in the TOS. Except as detailed in Section 10 (Appointment as Agent), no other agency, partnership, joint venture, or employment is created as a result of this Platform Agreement and Customer does not have any authority of any kind to bind Company in any respect whatsoever. All notices under this Platform Agreement including termination notices shall be given in accordance with your User account under the TOS. This Agreement shall be governed by the laws of the jurisdiction and arbitration provision found in the TOS. The terms and fees of the Platform Agreement shall be confidential information of Company which Customer may shall not disclose or reveal to employees, agents or other third parties unless necessary to perform Customer’s obligations under this Platform Agreement. Due to the unique nature of the confidential information, monetary damages may be inadequate to compensate Company for Customers and any such violation or threatened violation may cause irreparable injury to Customer and, in addition to any other remedies that may be available, in law, in equity or otherwise, Company shall be entitled to seek injunctive relief against the threatened breach of confidentiality or the continuation of any such breach by Customer. This Platform Agreement is the complete and exclusive statement of the mutual understanding of the parties and supersedes and cancels all previous written and oral agreements, communications and other understandings relating to the subject matter of this Platform Agreement, and that all waivers and modifications must be in a writing signed by both parties, except as otherwise provided herein and the TOS. Customer shall receive written approval from SynapsePay prior to making any public announcement or marketing Customer’s use of the System with SynapsePay’s name, logo or other marks.

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